Argentex Appoints Michael Brown as Director

Vancouver, BC, Canada – December 21, 2012 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCQB: AGXMF) is pleased to announce that it has increased the number of directors on its Board from five to six and it has appointed Michael Brown to its board of directors. Mr. Brown, who began his career as a professional geologist in 1994, has been the Company’s President and Chief Executive Officer since August 1, 2012.

About Argentex

Argentex Mining Corporation is an exploration company focused on advancing its Pinguino silver-gold project in Santa Cruz, Argentina. In total, Argentex owns 100% of the mineral rights to more than 35 properties located within approximately 307,981 acres (124,636 hectares) of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCQB. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Stephen Hanson"
Director

For additional information please contact:

Peter A. Ball
Executive Vice President of Corporate Development
Phone: 604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
Email: peter@argentexmining.com
www.argentexmining.com